FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2010
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM to Announce Third Quarter Fiscal 2011 Results on December 16, 2010	1
2.	BlackBerry App World Now Accepting Apps for BlackBerry PlayBook	3

Document 1

December 2, 2010

FOR IMMEDIATE RELEASE

RIM to Announce Third Quarter Fiscal 2011 Results on December 16, 2010

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the third quarter of fiscal 2011 on December 16, 2010 after the close of the market.  A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 1-800-814-4859 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm by dialing 416-640-1917 and entering passcode 4310313#. This replay will be available until midnight ET December 30, 2010.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

###

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

December 7, 2010
FOR IMMEDIATE RELEASE

BlackBerry App World Now Accepting Apps for BlackBerry PlayBook
Developers can now submit apps and become eligible for a free BlackBerry PlayBook

Waterloo, ON –Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) today opened the BlackBerry App World™ vendor portal to begin accepting BlackBerry® PlayBook™ apps from developers. In addition, RIM outlined how developers can become eligible to get a free BlackBerry PlayBook if their app is submitted and approved for distribution on BlackBerry App World prior to the launch of BlackBerry PlayBook in North America*.

“Interest and momentum behind the BlackBerry PlayBook continues to build and we are thrilled with the positive response from both the developer community and our customers. With its groundbreaking performance and robust support for industry standard development tools, the BlackBerry PlayBook provides an exceptional platform that appeals to a wide range of mobile app developers, including Adobe® AIR® and Flash® developers, HTML web developers, corporate developers and application hobbyists,” said Tyler Lessard, VP Global Alliances & Developer Relations at Research In Motion. “We are very pleased to be working with developers in advance of the product launch and the opening of BlackBerry App World to accept BlackBerry PlayBook apps is an important next step.”

BlackBerry PlayBook App Development
RIM also recently released an update to the Beta version of the BlackBerry Tablet OS SDK for Adobe AIR. The update now supports Flash Builder 4.5 (Burrito/Flex Mobile) with plug-ins that work with either Flash Builder 4.0 or the pre-release version of Flash Builder Burrito. Support for Flash Builder Burrito adds drag and drop capabilities, making it even easier and faster for developers to build applications for the BlackBerry PlayBook. The latest Beta of the SDK also supports Windows in 64-bit and includes a simulator for Linux.

What Developers Are Saying
“Developing for the PlayBook has been a pleasurable experience. The APIs are straightforward and optimized for the device and the environment is cross-platform,” said Jerome Carty, President, JCX Systems, Inc. “The thing that impresses me the most is the potential for the hardware. The gestures for the PlayBook make the device feel as though you have unlimited surface area since they extend beyond the screen to the bezel. This will make for a fun and unique experience for developers and end-users.”

-more-

“The BlackBerry PlayBook has some stellar hardware specs which will support Adobe AIR quite well,” said Randy Troppman, Founder, RunningMap. “I recompiled several of my AIR apps with the BlackBerry Tablet OS AIR SDK and they worked the first time. Unmodified. Piece of cake. Now I just need to take advantage of the BlackBerry PlayBook's touch screen to take these apps to the next level.”

"Model Metrics is thrilled to be working to deliver scalable enterprise applications on the BlackBerry PlayBook,” said John Barnes, CTO, Model Metrics, Inc. “The ease of development and deployment sets a new bar for the tablet market and Model Metrics is looking forward to offering the 2GO platform for the BlackBerry PlayBook.”

See more examples and comments at http://devblog.blackberry.com/2010/10/blackberry-playbook-apps/.

Free BlackBerry PlayBook Offer
Registered developers who submit a qualifying BlackBerry PlayBook app that is accepted into BlackBerry App World prior to the initial product launch in North America will receive a free BlackBerry PlayBook, subject to certain terms and conditions. Although developers are encouraged to submit multiple apps, there is a limit of one free BlackBerry PlayBook per registered developer in BlackBerry App World. For additional information on the offer, including the Terms and Conditions, visit www.blackberry.com/devlopers/blackberryplaybookoffer.

Useful Links
•	BlackBerry Tablet OS Development (http://www.blackberry.com/developers/tabletos)
o	Getting Started Guide for Windows, Mac and Linux
o	Development Guide
o	Developer Tools for Windows, Mac OS X, and Linux
•	BlackBerry Tablet OS Webcast Series
o	Get Building for the BlackBerry PlayBook (http://webcast.streamlogics.com/audience/index.asp?eventid=23141115?IID=DEVWEB1101)
o	My First App for the BlackBerry PlayBook (http://webcast.streamlogics.com/audience/index.asp?eventid=35207765?IID=DEVCAST21109)
o	Device Integration for apps on the BlackBerry PlayBook (http://webcast.streamlogics.com/audience/index.asp?eventid=13758486?IID=DEVWEBC31117)
o	User Interface Guidelines (http://webcast.streamlogics.com/audience/index.asp?eventid=15766542)
o	Coming Soon! BlackBerry App World submissions (check http://devblog.blackberry.com for details in the next few days)
-more-

•	Adobe Tablet OS Development Page (http://labs.adobe.com/technologies/flash/blackberrytabos/ )
•	BlackBerry Developer Blog (http://devblog.blackberry.com)
•	Twitter (www.twitter.com/blackberrydev @BlackBerryDev)
•	BlackBerry Support Forums (http://supportforums.blackberry.com/t5/Tablet-OS-SDK-for-Adobe-AIR/bd-p/tablet)

*Subject to terms and conditions.
###

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contact: Marisa Conway Brodeur Partners (PR Agency for RIM) mconway@brodeur.com 212-336-7509	Investor Contact: RIM Investor Relations investor_relations@rim.com 519-888-7465
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	December 10, 2010	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs VP, Investor Relations